ALLIANCEBERNSTEIN
1345 Avenue of the Americas
New York, New York 10105

July 28, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20449

Re:      Notice of Disclosure Filed in Exchange Act Annual Report Under
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that AllianceBernstein L.P. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016, which was filed with the U.S. Securities and Exchange Commission on July 28, 2016. This disclosure can be found on pages 47 and 48 of the Quarterly Report on Form 10-Q and is incorporated by reference herein.

Sincerely,

ALLIANCEBERNSTEIN L.P.

By: /s/ David M. Lesser
David M. Lesser
Corporate Secretary

ablegal - 3137136 v1